Exhibit 99.1

Senstar Technologies Corporation 119 John Cavanaugh Drive Ottawa, ON Canada K0A 1L0	T: +1-613-839-5572 www.senstartechnologies.com

Senstar Technologies to Report Fourth Quarter and Year End 2023 Results
on Friday, April 19, 2024

Ottawa, ON, April 9, 2024 /PRNewswire/ -- Senstar Technologies Corporation (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, will report financial results for its fourth quarter and year ended December 31, 2023, on Friday, April 19, 2024. Management will conduct a conference call to review the Company’s financial results at 9:00 a.m. Eastern Time the same day.

Earnings Conference Call Information:

To participate, please use one of the following teleconferencing numbers. The call will begin promptly at 9:00 am Eastern Time; 2:00 pm UK Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13745466.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International:  1-201-493-6779
UK Toll Free: 0 800 756 3429

The conference call will also be available via a live webcast at https://viavid.webcasts.com/starthere.jsp?ei=1663568&tp_key=3083d07165.

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671 Replay Pin Number: 13745466

A replay of the call will be available on Friday, April 19, 2024, after 12:00 pm Eastern time through Friday, May 3, 2024, at 11:59 pm Eastern time, and available on the Senstar Technologies website at https://senstartechnologies.com/earnings-calls/.

About Senstar

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy market.

For more information:	IR Contact:
Senstar Technologies Corporation	Hayden IR
Alicia Kelly, Chief Financial Officer	Kim Rogers
+1-613-839-5572	+1-541-904-5075
Alicia.Kelly@senstar.com	Kim@HaydenIR.com